Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Conversion Privilege of $290,000,000 Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 25

TORONTO, June 27, 2016 – Bank of Montreal (the “Bank”) (TSX:BMO)(NYSE:BMO) today announced that it does not intend to exercise its right to redeem the currently outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 25 of the Bank (the “Preferred Shares Series 25”) on August 25, 2016 and, as a result, subject to certain conditions, the holders of Preferred Shares Series 25 have the right, at their option, to convert all or part of their Preferred Shares Series 25 on a one-for-one basis into Non-Cumulative Floating Rate Class B Preferred Shares, Series 26 of the Bank (the “Preferred Shares Series 26”) on August 25, 2016. Holders who do not exercise their right to convert their Preferred Shares Series 25 into Preferred Shares Series 26 on such date will retain their Preferred Shares Series 25, unless automatically converted in accordance with the conditions below.

The foregoing conversions are subject to the conditions that: (i) if, after August 10, 2016, the Bank determines that there would be less than 1,000,000 Preferred Shares Series 25 outstanding on August 25, 2016, then all remaining Preferred Shares Series 25 will automatically be converted into an equal number of Preferred Shares Series 26 on August 25, 2016, and (ii) alternatively, if the Bank determines that there would be less than 1,000,000 Preferred Shares Series 26 outstanding on August 25, 2016, no Preferred Shares Series 25 will be converted into Preferred Shares Series 26. In either case, the Bank will give written notice to that effect to any registered holders of Preferred Shares Series 25 affected by the preceding minimums on or before August 18, 2016.

The dividend rate applicable to the Preferred Shares Series 25 for the 5-year period commencing on August 25, 2016, and ending on August 24, 2021, and the dividend rate applicable to the Preferred Shares Series 26 for the 3-month period commencing on August 25, 2016, and ending on November 24, 2016, will be determined and announced by way of a news release on July 26, 2016. The Bank will also give written notice of these dividend rates to the registered holders of Preferred Shares Series 25.

Beneficial owners of Preferred Shares Series 25 who, on or after July 26, 2016, wish to exercise their right of conversion should instruct their broker or other nominee to exercise such right before 5:00 p.m. (EDT) on August 10, 2016.

Conversion inquiries should be directed to BMO’s Registrar and Transfer Agent, Computershare Trust Company of Canada, at 1-800-340-5021.

About BMO Financial Group

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $681 billion as of April 30, 2016, and over 45,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

For News Media Inquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Valerie Doucet, Montreal, valerie.doucet@bmo.com, (514) 877-8224

For Investor Relations Inquiries:

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com, (416) 867-7019

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

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